JOHN KEMPF

Founder at Advancing Eco Agriculture Middlefield, Ohio, United States

Summary

John Kempf is the Founder and Chief Vision Officer of Advancing Eco Agriculture. John leads marketing and R&D strategy, and is a leading content producer and crop health consultant. John has been with AEA since 2011.

Experience

Advancing Eco Agriculture

17 years 9 months

Founder
January 2006 - Present (17 years 9 months) Ohio, United States

- Team leader through early development and company startup. Developed and implemented strategic business

  plans and sales and marketing strategies.

Chief Scientific Officer
January 2006 - Present (17 years 9 months) Middlefield

- Developed analytical models to evaluate plant health and level of resistance to disease and insect pests.

- Developed original processing and manufacturing methods designed to maintain the integrity and value of

  organic compounds as plant nutritional supplements.

- Developed unique plant nutritional supplement compounds designed to be readily absorbed by plants and soil

  microbiology without being water soluble.

Chief Executive Officer
January 2006 - March 2016 (10 years 3 months)

Regenerative Agriculture Podcast
Host
March 2018 - Present (5 years 7 months)

- The Regenerative Agriculture Podcast is a top agriculture podcast, and the most listened to podcast

  on regenerative agriculture.

Kind Harvest

Founder

August 2020 - Present (3 years 2 months)

Internet, everywhere

- Developed an online platform to facilitate peer to peer learning and sharing of emerging agricultural

  technologies in an online environment, with an emphasis on innovations in regenerative agriculture.

Biome Capital Partners

Investment Committee

June 2021 - Present (2 years 4 months)

- Biome Capital Partners invests in farmland in partnership with local growers, and also in technology

  and infrastructure to create regional regenerative ecosystems.

Ozadia Plant Science

Founder

March 2019 - Present (4 years 7 months)

- Developed nutrition and microbiome management systems that enhance the concentrations of plant

  secondary metabolites and immune compounds in medicinal herbs.